As filed with the Securities and Exchange Commission on December 4, 2012

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)

of the Securities Exchange Act of 1934

Global Equity Long/Short Master Fund

(Name of Subject Company (Issuer))

Global Equity Long/Short Master Fund

(Name of Filing Persons (Offeror and Issuer))

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Mark Vannoy

Global Equity Long/Short Master Fund

301 West Barbee Chapel Road

Chapel Hill, North Carolina 27517

(919) 933-4004

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Bibb L. Strench, Esquire

Seward & Kissel LLP

901 K Street N.W., Suite 800Washington, D.C. 20001

Calculation of Filing Fee

Transaction Value: $5,985,128(a)	Amount of Filing Fee: $816.37(b)
(a) Calculated as the aggregate maximum value of Shares being purchased.	(b) Pursuant to Fee Rate Advisory #1 for Fiscal Year 2013, the filing fee is calculated as the Transaction Valuation multiplied by 0.00013640.

1

[ ]	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-3
[ ]	Amendment to Schedule 13D under Rule 13d-2

[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

2

Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by Global Equity Long/Short Master Fund (the "Fund"), to purchase shares of beneficial interest in the Fund (“Shares”) or portions thereof in an amount up to 10% of the Fund’s net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 4, 2012 and the related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer").

The Fund is structured as a “master” fund, and the Fund’s feeder funds invest all their assets in the Fund. All portfolio investments are made at the Fund level. This structure is sometimes called a “master/feeder” structure. The Fund’s feeder funds, which consist of an offshore fund, which transferred its assets to the Fund and Morgan Creek Global Equity Long/Short Institutional Fund, which is registered closed-end investment company (collectively, the “Feeder Funds”). The Feeder Funds are simultaneously tendering for their own shares.

The Fund is tendering for its own Shares. The Fund will repurchase Shares equivalent in value to the value of Shares in the Feeder Funds tendered to the Feeder Funds by their investors.

Item 1.  Summary Term Sheet.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 4(a), 6 and 7 of this Schedule TO.

Item 2.  Issuer Information.

(a) The name of the issuer is Global Equity Long/Short Master Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end, non-diversified, management investment company. The Fund is a closed-end, non-diversified, management investment company organized as a Delaware statutory trust. The principal executive office of the Fund is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517, and the telephone number is (919) 933-4004.

(b) The title of the securities that are the subject of the Offer is “Shares” or portions thereof in the Fund.  As of the close of business on September 28, 2012, the net asset value of the Fund was $59,851,287.80and the net asset value of each Share of the Fund was $1,012.267023. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 10% of the net assets of the Fund that are tendered and not withdrawn by investors who subscribed for Shares and were admitted to the Fund (“Shareholders”) as described in the Offer.

(c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Agreement and Declaration of Trust of the Fund dated as of August 23, 2010, and By-Laws of the Fund as of August 23, 2010 (the “Governing Documents”).

Item 3.  Identity and Background of Filing Person.

(a) The name of the filing person is Global Equity Long/Short Master Fund.   The adviser of the Fund is Morgan Creek Capital Management LLC (the “Adviser”).  The principal executive office of the Adviser is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517 and the telephone number is (919) 933-4004.  The Fund’s Manager is Mark W. Yusko.  His address is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517. The members of the Board of Trustees of the Fund (“Board of Trustees”) are Mark W. Yusko, Michael Hennessy, William C. Blackman, Michael S. McDonald and Sean S. Moghavem. The address of each member of the Board of Trustees is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, NC 27517.

(b)-(d) Not applicable.

3

Item 4.  Terms of the Transaction.

(a)(1)

(i) Subject to the conditions set out in the Offer, the Fund is seeking tenders for Shares having an aggregate net asset value on September 28, 2012 not to exceed $5,985,128.

(ii) For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Interest (the “NAV”) calculated on March 29, 2013, upon the terms and subject to the conditions set forth in the Offer to Purchase Shares of Beneficial Interest dated December 4, 2012 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit B and Exhibit C, respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii) The Offer is scheduled to expire on 12:00 midnight, Eastern Standard Time, on December 23, 2012, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv) Not applicable.

(v) Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi) Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii) Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii) Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix) Reference is hereby made to the Cover Page and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x) Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi) Reference is hereby made to Section 4 “Procedure for Tenders” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii) Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) The Fund does not expect affiliates of the Fund to tender to the Fund, through the Fund’s offshore feeder fund, in response to the Offer. As set forth in the Fund’s Registration Statement, the predecessor to the Fund contributed its assets to the Fund. Shares reflecting ownership of those assets are held by the offshore feeder fund in which affiliates of the Fund own beneficial interests. The Offer is available equally to the Feeder Funds on the same terms.

(c)-(f) Not applicable.

4

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

The Fund’s Prospectus dated July 27, 2012 (the “Prospectus”), and the Governing Documents, which were provided to each Shareholder in advance of subscribing for Shares, provide that the Board of Trustees of the Fund has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders four times each year, in March, June, September and December.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any person controlling the Fund or controlling the Adviser or any member of the Board of Trustees; and (ii) any person, with respect to Shares.  However, the Governing Documents provide that the Fund will be dissolved if Shares of any Shareholder that has submitted a written request in accordance with the terms of the Governing Documents to tender all of its Shares for repurchase by the Fund have not been repurchased within a period of two years of the request.

Item 6. Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. None of the Fund, the Adviser, the Board of Trustees or any person controlling the Fund or the Adviser any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund; or (7) any changes in the Fund’s Governing Documents or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Considerations.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 10.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described herein), will be derived from:  (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.  However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price.

5

Item 8.  Interest in Securities of Issuer.

(a) Based on September 28, 2012, values, Morgan Creek Opportunity Offshore Fund, Ltd. owns approximately $58,490,000 of Shares, representing approximately 97.7% of the outstanding Shares.

(b) The Fund accepted subscriptions for Shares from the feeder fund as of November 1, 2012 and December 1, 2012. Additionally, the Fund processed the September 28, 2012 tender of shares of $2,000,000 from the Fund to the offshore feeder.

Item 9.  Persons/Assets, Retained, Employees, Compensated or Used.

(a) No persons have been employed or retained or are to be compensated by the Fund to make any solicitations or recommendations in connection with the Offer.

(b) Not applicable.

Item 10.  Financial Statements.

(1) The Fund’s Annual Audited financial statements were delivered to shareholders beginning May 30, 2012 and were filed with the SEC on Form N-CSR on June 7, 2012.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.  The Fund does not have earnings per share information.

(3) Not applicable.

(4) The Fund’s Semi-Annual financial statements were delivered to shareholders beginning November 29, 2012 and filed with the SEC on Form N-CSRS on November 29, 2012.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.

Item 11.  Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	The Offer to Purchase, attached hereto as Exhibit B.

Item 12.  Exhibits.

A.	Cover Letter to the Offer to Purchase.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Shareholder in connection with the Fund's Acceptance of Tender of Shares.

6

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL EQUITY LONG/SHORT MASTER FUND

/s/ Mark W. Yusko
Name: Mark W. Yusko
Title:  Chairman, President and Trustee

Dated: December 4, 2012

7